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.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 49303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Klescewski (415) 248-6168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

333 Market Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 31 2003 WASH. DC 181 PROCESSING SECTION

PROCESSED APR 17 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James E. Klescewski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAM Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Treasurer
Title

Notary Public

JOHANNE F. CASTRO
Commission # 1318226
Notary Public - California
San Francisco County
My Comm. Expires Aug 20, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PRICEWATERHOUSECOOPERS

MAM Securities, LLC

Financial Statements and Supplementary Information Pursuant to SEC Rule 17a-5
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors and Members of
MAM Securities, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in members' equity and of cash flows present fairly, in all material respects, the financial position of MAM Securities, LLC (the "Company") at December 31, 2002, and the results of its operations, the changes in its members' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 5, the Company's parent, Montgomery Asset Management LLC ("MAM") has sold the majority of its institutional and retail investment management business effective January 17, 2003 and plans to liquidate the remaining assets and cease operations in July 2003. As a result of this transaction, the Company will cease operations in 2003.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 7, 2003

MAM Securities, LLC
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 174,507
Prepaid expenses	29,666
Total assets	$ 204,173
Members' Equity	
Montgomery Asset Management, LLC	$ 202,131
Commerzbank U.S. Holdings, Inc.	2,042
Total members' equity	$ 204,173

See accompanying notes to financial statements.

MAM Securities, LLC
Statement of Operations
For the Year Ended December 31, 2002

Revenue	
Distribution fees (Note 4)	$ 84,000
Interest income	1,554
	85,554
Expenses	
Registration fees	40,682
Other expenses	1,197
	41,879
Net income	$ 43,675

See accompanying notes to financial statements.

MAM Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2002

	Montgomery Asset Management, LLC	Commerzbank U.S. Holdings	Total
Balance as of December 31, 2001	$ 216,893	$ 4,161	$ 221,054
Distributions to members	(58,000)	(2,556)	(60,556)
Net income	43,238	437	43,675
Balance as of December 31, 2002	$ 202,131	$ 2,042	$ 204,173

See accompanying notes to financial statements.

MAM Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 43,675
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in prepaid expenses	(29,666)
Net cash provided by operating activities	14,009
Cash flows from financing activities	
Distributions to members	(60,556)
Net decrease in cash and cash equivalents	(46,547)
Cash at beginning of year	221,054
Cash at end of year	$ 174,507

See accompanying notes to financial statements.

1. Organization of the Company

MAM Securities, LLC (the "Company") is a Delaware limited liability company. Montgomery Asset Management, LLC ("MAM") owns 99% of the Company, and Commerzbank US Holdings, Inc. owns the remaining 1%. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers. As a registered broker-dealer, the Company limits its business to offering limited partnership investments and other pooled investment vehicles to qualified institutions and retail investors on a best-efforts basis only.

MAM Securities, LLC operates in accordance with the provisions of paragraph (a)(2)(vi) of SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of at least $5,000. In addition, the Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Generally accepted accounting principles

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Cash and cash equivalents

Cash and cash equivalents consist of cash in banks and overnight interest bearing instruments. Included in cash and cash equivalents is $114,581 held in a money market account which is advised by MAM. Interest from this account totaled $1,554 in 2002.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Revenue recognition

Distribution fees are recorded as earned on the accrual basis.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $172,215, which was $167,215 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness.

4. Related Party Transactions

Pursuant to an amended agreement dated July 31, 1997 (the "Agreement"), the Company earned a fixed monthly fee of $7,000 from MAM for all broker-dealer related expenses. Additionally, MAM reimbursed the Company for all applicable commission fees paid to representatives of the Company. For the year ended December 31, 2002, the Company earned $84,000 pursuant to this arrangement.

MAM provides various business services to the Company including the use of office space, equipment and management time. The Agreement stipulates that MAM will pay all such expenses for the Company. Accordingly, no provision for the cost of such services has been reflected in the financial statements.

5. Sale of Montgomery Asset Management, LLC

On November 21, 2002, MAM and its parent company Commerzbank AG ("Commerzbank"), signed a defintive agreement for Wells Fargo & Company, Wells Capital Management Incorporated and Wells Fargo Funds Management, LLC (collectively "Wells Fargo") to acquire the majority of MAM's institutional and retail investment management business. The Commerzbank transaction closed on January 17, 2003. The transfer of the businesses acquired to Wells Fargo is targeted to be completed by July of 2003. At such time, the remaining assets of MAM will be liquidated. As a result of this transaction, the Company will cease operations during 2003.

During the year ended December 31, 2002 MAM generated a net loss of $119 million and utilized, Commerzbank, the majority member of MAM, as a source to finance its continuing business operations and will continue to do so until such time MAM is liquidated.

6. Subsequent Events

On January 9, 2003, the Company distributed $50,000 to its members.

MAM Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Schedule I

Net capital

Members' capital (from statement of financial condition)	$ 204,173
Less non-allowable assets:	
Prepaid expenses	29,666
2% haircut provision on other securities	2,292
	$ 172,215

Aggregate indebtedness

Total liabilities (from statement of financial condition)	$ -
Computation of net capital requirements:	
Net capital requirements (6.67% of aggregate indebtedness)	$ - (A)
Minimum dollar net capital requirement	$ 5,000 (B)
Net capital requirement (greater of (A) or (B))	$ 5,000
Excess net capital (net capital, less net capital requirement)	$ 167,215
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 167,215
Ratio: Aggregate indebtedness to net capital	$ -

There are no material differences between the above computation and the computation included in the Company's unaudited FOCUS Report at December 31, 2002.

MAM Securities, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Schedule II

The Company claims exemption from Rule 15c3-3 under subparagraphs (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105-2119
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants
On Internal Accounting Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Members of
MAM Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of MAM Securities, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 7, 2003